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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1


                               General Mills, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock, $0.10
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    370334104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                               Timothy D. Proctor
                                   Diageo plc
                              Group General Counsel
                                8 Henrietta Place
                                 London W1G 0NB
                                +44-207-927-5200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Richard C. Morrissey
                               Sullivan & Cromwell
                                1 New Fetter Lane
                                 London EC4A 1AN
                                +44-207-959-8900

                                October 23, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------
 1 Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Diageo plc
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group                (a)    [  ]
     (See Instructions)
                                                                     (b)    [  ]
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)
          N/A
--------------------------------------------------------------------------------
 5   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                     [  ]
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization
          England and Wales
--------------------------------------------------------------------------------
                           7   Sole Voting Power
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8   Shared Voting Power
  OWNED BY                     79,000,000
    EACH                   -----------------------------------------------------
 REPORTING                 9   Sole Dispositive Power
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10  Shared Dispositive Power
                               79,000,000
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
          79,000,000
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [  ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
          21.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
 1 Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Diageo Holdings Netherlands B.V.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group                (a)    [  ]
     (See Instructions)
                                                                     (b)    [  ]
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)
          N/A
--------------------------------------------------------------------------------
 5   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                     [  ]
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization
          The Netherlands
--------------------------------------------------------------------------------
                           7   Sole Voting Power
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8   Shared Voting Power
  OWNED BY                     79,000,000
    EACH                   -----------------------------------------------------
 REPORTING                 9   Sole Dispositive Power
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10  Shared Dispositive Power
                               79,000,000
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
          79,000,000
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [  ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
          21.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

          HC, CO
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
 1 Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

          Diageo Midwest B.V.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group                (a)    [  ]
     (See Instructions)
                                                                     (b)    [  ]
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)
          N/A
--------------------------------------------------------------------------------
 5   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                     [  ]
--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization
          The Netherlands
--------------------------------------------------------------------------------
                           7   Sole Voting Power
  NUMBER OF                    0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8   Shared Voting Power
  OWNED BY                     79,000,000
    EACH                   -----------------------------------------------------
 REPORTING                 9   Sole Dispositive Power
   PERSON                      0
    WITH                   -----------------------------------------------------
                           10  Shared Dispositive Power
                               79,000,000
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
          79,000,000
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [  ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
          21.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

          HC, CO
--------------------------------------------------------------------------------

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         This Amendment No. 1 ("Amendment No. 1") amends and supplements the
Schedule 13D ("Schedule 13D") of Diageo plc, a public limited company incorporated under the laws of England and Wales ("Diageo"), and Selviac Nederland B.V., a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo ("SNBV"), filed with the U.S. Securities and Exchange Commission on November 13, 2001, with respect to the common stock of General Mills, Inc., a Delaware corporation ("General Mills"), beneficially owned by Diageo (the "Shares").

Item 2.  Identity and Background.
         -----------------------
         Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof.

         On December 3, 2001, SNBV transferred the Shares to Diageo Midwest B.V. ("DMWBV"), a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo. The principal business activities of DMWBV relate to the holding and the financing of certain subsidiaries of Diageo. The principal executive offices of DMWBV are located at Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands.

         The sole director of DMWBV is Diageo Holdings Netherlands B.V. ("DHNBV"), a company organized under the laws of the Netherlands and an indirect wholly owned subsidiary of Diageo. The principal business activities of DHNBV relate to the holding and the financing of certain subsidiaries of Diageo. The principal executive offices of DHNBV are located at Molenwerf 10-12, 1014 BG Amsterdam, The Netherlands. References to the "Reporting Persons" herein are to Diageo, DMWBV and DHMBW.

         The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Diageo and DHNBV are set forth in Schedule I hereto and are incorporated by reference herein.

         During the last five years, to the knowledge of each of the Reporting Persons, none of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds and Other Consideration.
         --------------------------------------------------
         The third sentence of the first paragraph of Item 3 in the Schedule 13D shall be replaced with the following:

         In addition, pursuant to the Merger Agreement Gramet received a contingent value right to receive up to $395,000,000 of cash from the Company on April 30, 2003, the 18-month anniversary of the Closing Date, depending on the average of the daily high and low sales prices per share of the Common Stock during the 20 regular trading sessions on the New York Stock Exchange for the 20 full trading days immediately preceding April 30, 2003 (the "Market Value") and the number of shares of the Common Stock still held by Diageo and its subsidiaries on April 30, 2003.

         The second sentence of the third paragraph of Item 3 in the Schedule 13D shall be replaced with the following:

         On December 3, 2001, pursuant to the terms of the Stockholders Agreement, SNBV transferred 79,000,000 shares of Common Stock (the "Shares") to DMWBV. As of the date hereof, DMWBV is the current record owner of the Shares.

Item 4.  Purpose of the Transaction.
         --------------------------
         Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end thereof.

         The Call Option Agreement. On October 23, 2002, DMWBV and General Mills entered into a Call Option Agreement (the "Call Option Agreement") in which DMWBV granted to General Mills a call option over 26,183,088 of General Mills' ordinary shares (the "Option Shares") that are held by DMWBV.

         Under the Call Option Agreement, from a date no earlier than May 1, 2003 through September 28, 2005, General Mills may exercise the call options subject to certain limitations. If General Mills exercises any call options during the period from September 29, 2005 to October 28, 2005, General Mills will be obligated to exercise the call options in respect of all Option Shares not previously purchased.

         The premium for the call options was $3.07 per Option Share or an aggregate of $80,382,080.16. General Mills has agreed to pay $51.56 per share upon exercise of the call options. The call options expire on October 28, 2005.

         The descriptions of the Call Option Agreement in this item and throughout this Amendment No. 1 are qualified by reference to such Call Option Agreement, a copy of which is attached hereto as Exhibit (f).

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Item 6.  Contracts, Arrangements, Understandings or Relationships
         --------------------------------------------------------
         with Respect to Securities of the Issuer.
         ----------------------------------------

         Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.

         As more fully described in Item 4 above, DMWBV and General Mills are parties to a Call Option Agreement. A copy of the Call Option Agreement is attached hereto as Exhibit (f).

Item 7.  Material to be filed as Exhibits.
         --------------------------------
         Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.

Description                                                              Exhibit
-----------                                                              -------

Call Option Agreement, dated as of October 23, 2002, by                    (f)
and between Diageo Midwest B.V., a company organized under the laws of the Netherlands, and General Mills, Inc., a Delaware corporation.

Joint Filing Agreement, dated as of October 25, 2002 by                    (g)
and between Diageo plc, Diageo Holdings Netherlands
B.V. and Diageo Midwest B.V.

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2002

                                        DIAGEO plc


                                        By: /s/ Roger H. Myddelton
                                           -----------------------
                                        Name: Roger H. Myddelton
                                        Title: Company Secretary


                                        DIAGEO HOLDINGS
                                        NETHERLANDS B.V.


                                        By: /s/ Margaretha Gerichhausen
                                           ----------------------------
                                        Name:  Margaretha Gerichhausen
                                        Title: Director

                                        By: /s/ Thomas H. Creighton
                                           ------------------------
                                        Name:  Thomas H. Creighton
                                        Title: Director



                                        DIAGEO MIDWEST B.V.

                                        By: /s/ Margaretha Gerichhausen
                                           ----------------------------
                                        Name:  Margaretha Gerichhausen
                                        Title: Director


                                        By: /s/ Thomas H. Creighton
                                           ------------------------
                                        Name:  Thomas H. Creighton
                                        Title: Director

                                                                      SCHEDULE I

                                   DIAGEO PLC

                        DIRECTORS AND EXECUTIVE OFFICERS

Name                           Present Business Address        Present Principal Occupation       Citizenship
----                           ------------------------        ----------------------------       -----------

Directors
---------
Lord Blyth of Rowington        8 Henrietta Place, London       Chairman and non-executive         United
                               W1G 0NB, United Kingdom          Director of Diageo                Kingdom

Paul S. Walsh                  8 Henrietta Place, London       Chief Executive                    United
                               W1G 0NB, United Kingdom                                            Kingdom

Nicholas C. Rose               Kingsley House, 1A              Finance Director                   United
                               Wimpole Street, London                                             Kingdom
                               W1G 0DA, United Kingdom

Rodney F. Chase                1 Finsbury Circus,              Deputy Group Chief Executive,      United
                               London EC2M 7BA, United         BP plc                             Kingdom
                               Kingdom

Lord Hollick of Notting        Ludgate House,                  Chief Executive, United            United
Hill                           245 Blackfriars Road            Business Media plc                 Kingdom
                               London SE1 9UY, United
                               Kingdom

Maria Lilja                    Engelbrektsgatan 23, 114 32     Non-executive Director             Sweden
                               Stockholm, Sweden

John K. Oates                  9 Kensington Gate, London       Non-executive Director             United
                               W8 5NA, United Kingdom                                             Kingdom

William S. Shanahan            300 Park Avenue, New York,      President, Colgate-Palmolive       United States
                               NY 10022, USA                   Company

Paul A Walker                  Sage House,                     Chief Executive, The Sage          United
                               Benton Park Road,               Group plc                          Kingdom
                               Newcastle upon Tyne
                               NE7 7LZ, United Kingdom

Sir Robert Wilson              6 St James's Square, London     Chairman, Rio Tinto plc            United
                               SW1Y 4LD, United                                                   Kingdom
                               Kingdom

Executive Officers
------------------
Paul S. Walsh                  8 Henrietta Place, London       Chief Executive                    United
                               W1G 0NB, United Kingdom                                            Kingdom

Name                           Present Business Address        Present Principal Occupation       Citizenship
----                           ------------------------        ----------------------------       -----------

Nicholas C. Rose               Kingsley House, 1A              Finance Director                   United
                               Wimpole Street, London W1G                                         Kingdom
                               0DA, United Kingdom

Paul A. Clinton                6 Landmark Square,              President, North America           Canada
                               Stamford, Connecticut,
                               06901-2704, USA

Stuart R. Fletcher             Kingsley House, 1A              President, Key Markets             United
                               Wimpole Street, London W1G                                         Kingdom
                               0DA, United Kingdom

James N.D. Grover              8 Henrietta Place, London W1G   Strategy Director                  United
                               0NB, United Kingdom                                                Kingdom

Robert M. Malcolm              Kingsley House, 1A              President, Global Marketing,       United States
                               Wimpole Street, London W1G      Sales and Innovation
                               0DA, United Kingdom

Ian K. Meakins                 8 Henrietta Place, London W1G   President, European Major          United
                               0NB, United Kingdom             Markets and Global Supply          Kingdom

Ivan M. Menezes                6 Landmark Square,              Chief Operating Officer, North     United States
                               Stamford, CT 06901-2704,        America
                               United States

Andrew Morgan                  8 Henrietta Place, London W1G   President, Venture Markets         United
                               0NB, United Kingdom                                                Kingdom

Timothy D. Proctor             6 Landmark Square,              General Counsel                    United States
                               Stamford, CT 06901-2704,
                               United States

Gareth Williams                8 Henrietta Place, London W1G   Human Resources Director           United
                               0NB, United Kingdom                                                Kingdom

Roger H. Myddelton             8 Henrietta Place, London W1G   Company Secretary                  United
                               0NB, United Kingdom                                                Kingdom

                        DIAGEO HOLDINGS NETHERLANDS B.V.

                        DIRECTORS AND EXECUTIVE OFFICERS

Name                           Present Business Address        Present Principal Occupation       Citizenship
----                           ------------------------        ----------------------------       -----------

Directors
---------
Margaretha C.T.M.              Molenwerf 10-12, 1014 BG        Director of Business & Legal       Netherlands
Gerichhausen                   Amsterdam, The Netherlands      Director of Diageo Holdings
                                                               Netherlands

Thomas H. Creighton            Molenwerf 10-12, 1014 BG        Finance Director of Diageo         United
                               Amsterdam, The Netherlands      Amsterdam                          Kingdom

Peter W.B. Kreutzner           Molenwerf 10-12, 1014 BG        Global Brand Director Gin &        Canada
                               Amsterdam, The Netherlands      Portfolio Brands of Diageo
                                                               Amsterdam

Charles D. Coase               St James's Gate, Dublin 8,      Finance Director of Guinness UDV   United
                               Ireland                         Ireland                            Kingdom

Ravi Rajagopal                 Kingsley House, 1A Wimpole      Controller of Diageo               India
                               Street, London W1G 0DA,
                               United Kingdom

James D. Marshall              6 Landmark Square, Stamford,    Vice President Tax Diageo North    United
                               Connecticut 06901-2704, USA     America                            Kingdom

Timothy D. Proctor             6 Landmark Square,              General Counsel of Diageo          United States
                               Stamford, CT 06901-2704,
                               United States

Robert J. Moore                8 Henrietta Place, London W1G   Treasurer of Diageo                United States
                               0NB, United Kingdom

Joel W. Walters                8 Henrietta Place, London W1G   Tax Director of Diageo             United States
                               0NB, United Kingdom

John O. Stewart                6 Landmark Square, Stamford,    Chief Financial Officer of         United
                               Connecticut 06901-2704, USA     Diageo North America               Kingdom


Executive Officers
------------------
There are no Executive Officers of Diageo Holdings Netherlands B.V.

                                  EXHIBIT INDEX

(f) Call Option Agreement, dated as of October 23, 2002, by and between Diageo Midwest B.V., a company organized under the laws of the Netherlands and General Mills, Inc., a Delaware corporation.

(g) Joint Filing Agreement, dated as of October 25, 2002 by and between Diageo plc, Diageo Holdings Netherlands B.V. and Diageo Midwest B.V.